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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 9)
                               (FINAL AMENDMENT)

                                 MAXSERV, INC.
                              (NAME OF THE ISSUER)

                             SEARS, ROEBUCK AND CO.
                         MAX ACQUISITION DELAWARE INC.*
                     (NAME OF THE PERSONS FILING STATEMENT)

                     COMMON STOCK $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   005779171
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             MICHAEL D. LEVIN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             SEARS, ROEBUCK AND CO.
                               3333 BEVERLY ROAD
                           HOFFMAN ESTATES, IL 60179
                                 (847) 286-2500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                               ----------------

                                    COPY TO:
                             MARK D. GERSTEIN, ESQ.
                                LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                             233 SOUTH WACKER DRIVE
                             CHICAGO, IL 60606-6401
                                 (312) 876-7700

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*  On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.

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  Sears, Roebuck and Co. and Max Acquisition Delaware Inc.* hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), originally filed with the Securities and Exchange Commission on February 4, 1997, with respect to the offer to purchase any and all outstanding shares of common stock, par value $.01 per share, of MaxServ, Inc., at a price of $7.75 per share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 4, 1997, as amended and supplemented by the Supplement thereto, dated March 3, 1997, and in the revised Letter of Transmittal. This Amendment No. 9 to the Schedule 13E-3 constitutes the Final Amendment thereto pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13E-3. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13E-3.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  Item 10 of Amendment No. 8 to the Schedule 13E-3 is hereby amended in its entirety to read as follows:

  The Offer expired at midnight, New York City time, on March 14, 1997. On March 21, 1997, payment was made for 128,791 Shares that were tendered pursuant to the Offer and thereafter accepted for purchase on March 17, 1997, but which had been subject to guarantees of delivery. At the completion of the Offer, a total of 3,696,183 Shares were tendered and purchased. As a result of Purchaser's acquisition of such Shares and after giving effect to the previously disclosed transfer of an additional 7,033,333 Shares from Parent to Purchaser on March 18, 1997, Purchaser owned an aggregate of 10,729,516 Shares immediately prior to the effective time of the merger of Purchaser with and into MaxServ, Inc., which merger became effective as of March 18, 1997. All Shares owned by Purchaser immediately prior to the effective time of the merger were canceled in the merger.

ITEM 16. ADDITIONAL INFORMATION.

  As previously disclosed, Purchaser was merged with and into MaxServ, Inc. on March 18, 1997 pursuant to an Agreement and Plan of Merger, dated March 2, 1997, attached as exhibit (c)(1) to the Schedule 13E-3 (the "Merger Agreement"). In connection with such merger and in accordance with the terms of the Merger Agreement, the eight directors of MaxServ, Inc. resigned, effective as of the effective time of the merger, and were replaced by the three directors of Purchaser.

  On March 21, 1997, MaxServ, Inc. filed a Form 15 Notice of Termination of Registration with the Securities and Exchange Commission requesting that the registration of the Shares under Section 12(g) of the Securities Exchange Act of 1934, as amended, be terminated and that such termination be accelerated so as to be effective as of March 24, 1997. In addition, upon application of MaxServ, Inc., the Shares were delisted from the Nasdaq SmallCap Market, effective March 24, 1997, and trading in the Shares on the Nasdaq SmallCap Market ceased as of such date.

  On March 25, 1997, in connection with the merger of Purchaser with and into MaxServ, Inc., a Notice of Merger and Appraisal Rights Available to Former Stockholders of MaxServ, Inc., dated March 25, 1997, was mailed, together with a related Letter of Transmittal, to holders of Shares immediately prior to the effective time of the merger.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

  (d)(12) Notice of Merger and Appraisal Rights.

  (d)(13) Letter of Transmittal.
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   *On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.



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*  On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.

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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: April 1, 1997                      Max Acquisition Delaware Inc.*

                                          Sears, Roebuck and Co.

                                            /s/ Michael D. Levin
                                          By: _________________________________
                                            Name: Michael D. Levin
                                            Title: Senior Vice President,
                                                General Counsel and Secretary


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*  On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.
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                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                 DESCRIPTION
  -------                -----------
 (d)(12)   Notice of Merger and Appraisal Rights.
 (d)(13)   Letter of Transmittal.